UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40469

AcuityAds Holdings Inc.
(Translation of registrant's name into English)

70 University Ave., Suite 1200
Toronto, Ontario
M5J 2M4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release of AcuityAds Holdings Inc., dated March 10, 2023
99.2	Press Release of AcuityAds Holdings Inc., dated March 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AcuityAds Holdings Inc.
(Registrant)

Date: March 13, 2023	/s/ Elliot Muchnik
Elliot Muchnik
Chief Financial Officer